SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

  Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 13, 2007

NNO – TSX

         NTO – AMEX

ISS RECOMMENDS SHAREHOLDERS VOTE FOR

THE NORTHERN ORION – YAMANA BUSINESS COMBINATION

NORTHERN ORION RESOURCES INC. (TSX: NNO) is pleased to announce that Institutional Shareholder Services (“ISS Canada”), Canada’s leading independent proxy advisory firm, has recommended that its clients, including investment firms, pension funds, mutual funds and other fiduciaries throughout Canada, the U.S. and the world, vote FOR the previously announced proposed business combination with Yamana Gold Inc. (“Yamana”) at the upcoming Special Meeting of Northern Orion Shareholders to be held on August 22, 2007.

In making its recommendation, ISS Canada said that approval for the arrangement would allow Northern Orion shareholders to realize the share price premium provided by the arrangement.

“We are very pleased that, after an independent and comprehensive review of the business combination, ISS Canada has recommended that Northern Orion Shareholders vote FOR the combination”, said David Cohen, President and CEO of Northern Orion.  “The ISS Canada recommendation is consistent with the recommendation of our board of directors based on the fairness opinions provided by our financial advisors.  We continue to urge our shareholders to vote FOR the Northern Orion–Yamana business combination which would enable our shareholders to move one step closer to participating in a combined company which we believe will be one of the strongest in the intermediate gold producer category”.

Shareholders with questions on how to vote their shares FOR the proposed business combination may call the Company’s proxy solicitors as follows:

Kingsdale Shareholder Services Inc.

In Northern America toll free: 1-800-775-5159

Outside North America, banks and brokers: 1-416-867-2272

Shareholders are reminded that the deadline for receiving proxies is 10:00am Pacific time on August 20, 2007.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking information” under applicable Canadian and United States securities laws concerning the proposed transaction between Yamana and Northern Orion.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which forward-looking statements related to the proposed business combination of Northern Orion and Yamana include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction between Yamana and Northern Orion and the conditions to the Yamana offer for Meridian will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct.  Northern Orion is under no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance of forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 13, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer